# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UroGen Pharma Ltd., CIK 0001668243
CUSIP: M96088105
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 400 Alexander Park, 4th Floor, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 03/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-17-003064
Filed by CIK 0001351917

## Reporting persons
- Menora Mivtachim Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,303,031; sole dispositive power 0; shared dispositive power 2,303,031; aggregate amount beneficially owned 2,303,031 (4.99% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 46,094,352 Ordinary Shares outstanding as of March 13, 2025 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: UroGen Pharma Ltd.
Address of issuer's principal executive offices: 400 Alexander Park, 4th Floor, Princeton, New Jersey, 08540

## Item 2. Person Filing
Name of person filing: Menora Mivtachim Holdings Ltd.
Address of principal business office or, if none, residence: Menora Mivtachim Holdings Ltd. - Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel
Citizenship: Menora Mivtachim Holdings Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

As of March 11, 2025, the securities reported herein were held as follows:

1,897,925 ordinary shares (representing 4.12% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;

213,865 ordinary shares (representing 0.46% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;

191,240 ordinary shares (representing 0.41% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; and

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be. This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Menora Mivtachim Holdings Ltd: /s/ Ran Kalmi, Ran Kalmi, CFO (03/17/2025)
- Menora Mivtachim Holdings Ltd: /s/ Lior Yochpaz, Lior Yochpaz, Authorized Signatory (03/17/2025)